Exhibit 4 to 13D
   Amendment No. 1
   SWVA Bancshares, Inc.

                        LASALLE CAPITAL MANAGEMENT, INC.
                                    Suite 500
                             350 E. Michigan Avenue
                           Kalamazoo, Michigan  49007



   September 12, 1997

   B.L. Rakes, President
   SWVA Bancshares, Inc.
   302 Second Street, S.W.
   Roanoke, VA  24011-1597

   Dear Mr. Rakes:                                        VIA FACSIMILE

   Since you have not responded to my numerous recent messages, I am writing this letter to request that you immediately make arrangements to comply with the Cede & Co. demand for Stocklist Materials and Books and Records of SWVA Bancshares, Inc. (the "Company").

   Regarding the upcoming 1997 Annual Meeting of Stockholders (the "Meeting"), it appears that you have accelerated the Meeting date in order to disenfranchise shareholders from exercising their rights, as those rights are enumerated in the Company's own Bylaws and Restated Articles of Incorporation, and the Virginia Stock Corporation Act. It is also interesting to note that following the Board of Directors meeting on September 3, 1997, you immediately issued a news release regarding the $1.00 per share special dividend and disclosing the September 15, 1997 record date for the special dividend, but did not disclose the date of the Annual Meeting or the September 5, 1997 record date for voting at the Meeting.

   I'm sure you recall that a few days ago when I asked you for the dates set by the Board of Directors for the Meeting and the record date for shareholders to vote at the Meeting, you told me that the dates have not been "confirmed." When I then asked if you would let me know when those dates have been "confirmed," you said that you probably could not do so, but you would check and let me know. On September 11, 1997 the Company filed preliminary proxy materials that does not acknowledge my Notice of Nomination provided to you on September 10, 1997, thereby ignoring the fact that shareholders may have a chance to vote for a non-management endorsed candidate for the Board of Directors.

   It is still not clear to me why the Company will not agree to endorsing the nomination of an independent, experienced, qualified individual for election to the Board of Directors. It is even less clear as to why the Company found it necessary to advance the date of the Annual Meeting, thereby making it extremely difficult for the shareholders to be given the opportunity to exercise their right of choice should a non-management candidate run for election to the Board of Directors. Does the Board believe that it is a wise decision to employ these tactics which appear to simply be attempts at management entrenchment? It is properly fulfilling the Board's fiduciary responsibilities to expend Company (and therefore shareholder) resources to try to prevent my proposed nominee, whom you declined to even interview, from being elected to the Board of Directors?

   It is my understanding that the Cede & Co. demand was delivered to you by facsimile transmission on September 11, 1997. I again request that you contact me immediately to arrange for delivery of the documents or inspection by my agent, as the delivery or inspection is required no later than September 16, 1997. Due to the accelerated Meeting date, I further request that the materials be delivered to me no later than September 13, 1997.


   Sincerely,


   /s/ Richard J. Nelson
   Richard J. Nelson

   RJN:wp